Exhibit 99.2

NICE Robotic Automation Assists in Credit Card Fraud Prevention
Process at Helpline and Accelerates Loan Approvals at Banca Popolare di Sondrio

Italian companies eliminate processing errors, increase customer and employee satisfaction, while slashing average handling time by over 80%

Paramus, New Jersey, May 16, 2016 – NICE Systems’ (NASDAQ: NICE) has announced that Helpline and Banca Popolare di Sondrio have implemented NICE Robotic Automation solutions.

Helpline is part of the Istituto Centrale Delle Banche Popolari Italiane group, which provides business process outsourcing services for financial institutions and insurance companies throughout Italy. Helpline’s SLAs stipulate that fraud prevention agents must take action within five minutes of receiving a fraud alert for a suspicious credit card transaction in order to protect the customers’ security. In practice, agents were under too much pressure handling data entry for their individual cases to meet this requirement. In order to reduce repetitive, albeit necessary, manual tasks interfering with the core activity of their fraud prevention agents, Helpline turned to NICE.

Using NICE Real Time Process Optimization, Helpline agents are guided by pop-ups on their screens during investigation and interaction with the credit card holder, thus reducing handling times and processing errors. Once human intervention is no longer required, NICE Robotic Automation completes the time-consuming wrap-up phase, including documenting the case and its outcome, thereby freeing agents to focus on more value-added tasks. The company now handles over 8,000 alerts per month with over 99% accuracy in preventing fraudulent activity. In addition, average handling time has been reduced by 82% while SLA success rate has reached 100%.

Banca Popolare di Sondrio, a large Italian bank with 350 branches across the country, was looking to save time, reduce paperwork, eliminate errors and increase efficiency its online loan and credit approvals process. The company decided to implement NICE Robotics to unload repetitive, mundane activities from employees and transfer them to robots. Once a loan request is submitted, NICE robots automatically generate a financial statement letter (a requisite document for loan approval) by collating data from various platforms concerning previous credit requests, loans, mortgages and payments. This process had previously been very time-consuming, error-prone and frustrating for employees, entailing manual copying, pasting and data entry.

Almost immediately, Banca Popolare di Sondrio saw major improvements: Average handle time decreased by more than 80%, from one hour to 10 minutes; data entry errors have disappeared from forms and financial statement letters; agents dedicate more time to customer engagements instead of paperwork and repetitive tasks, increasing employee motivation and customer satisfaction; increased upsell rates; and greater back-office productivity and operational efficiency, since robots work around the clock. NICE Robotic Automation ensures full adherence to corporate policies regarding visibility and employee activity tracking, as agent credentials are attached to all operations.

Both Helpline and Banca Popolare were introduced to the NICE solutions by long-time supplier and NICE Gold business partner RES (Recording Enterprise Solutions).

Francesco Andreani, Helpline Contact Center Manager:
“NICE automated solutions enable our agents to focus more on the customer instead of repetitive, manual tasks. This also gives them the feeling that their time is valued more.”

Dr. Loris Limonta, Deputy Head of Operations, Virtual Unit, Banca Popolare di Sondrio:
“With NICE Robotic Automation, our approval processes are completed without errors and we have seen real savings in terms of handle time, quality and costs. The NICE solution allows us to better invest our time, and to dedicate ourselves to improved customer service and customer satisfaction.”

John O’Hara, President, NICE EMEA:
 “We are pleased to be playing a key role in Helpline’s credit card fraud prevention process and in improving Banca Popolare di Sondrio’s online loan and credit approvals process. These implementations highlight the breadth of contact centers that can leverage our robotic automation to transform their business by carrying out mission-critical, but routine, time-consuming tasks that introduce errors at all stages of a transaction and squander valuable resources. Our solution removes these responsibilities from employees, enabling them to focus on high-value activities that need humans. For any organization, this means reduced administrative costs, enhanced productivity, higher employee motivation and quick return on investment.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions and is bringing about The End of Not Knowing by generating insight based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard people. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr.O’Hara, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.